                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                        VoiceStream Wireless Corporation
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   928615 10 3
                              ---------------------------
                                 (CUSIP Number)

                                   Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                                10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)
                                   __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                     Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (852-2509-7000)
                                   __________

                               September 17, 1999
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____________.

                                 SCHEDULE 13D

CUSIP NO. 928615 10 3
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   HUTCHISON WHAMPOA LIMITED - Not Applicable
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                        (b) [ ]
   Not Applicable
--------------------------------------------------------------------------------
3  SEC US ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [ ]

   Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Hong Kong
--------------------------------------------------------------------------------
     NUMBER OF
                        ---------------------------------------------------
                        7   SOLE VOTING POWER SHARES
      SHARES
                            - 0 -
                        ---------------------------------------------------
   BENEFICIALLY         8   SHARED VOTING POWER

                            22,899,252
  OWNED BY EACH         ---------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

    REPORTING                   - 0 -
                        ---------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
   PERSON WITH
                            22,899,252
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   22,899,252
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

   Not Applicable
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   23.97%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   HC, CO
--------------------------------------------------------------------------------
                                                                    NY--335265.2

                                 SCHEDULE 13D

CUSIP NO. 928615 10 3
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA) LIMITED - Not Applicable
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [ ]
                                                                         (b) [ ]
   Not Applicable
--------------------------------------------------------------------------------
3  SEC US ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [ ]

   Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
--------------------------------------------------------------------------------
   NUMBER OF            7   SOLE VOTING POWER SHARES

                            - 0 -
    SHARES              --------------------------------------------
                        8   SHARED VOTING POWER

 BENEFICIALLY               3,888,888
                        --------------------------------------------
                        9   SOLE DISPOSITIVE POWER
 OWNED BY EACH
                            - 0 -
                        --------------------------------------------
   REPORTING           10  SHARED DISPOSITIVE POWER

                           3,888,888
   PERSON WITH

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,888,888
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

   Not Applicable
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.07%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 928615 10 3
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED - Not Applicable
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                        (b) [ ]
   Not Applicable
--------------------------------------------------------------------------------
3  SEC US ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [ ]

   Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
--------------------------------------------------------------------------------

                             ---------------------------------------------------
                             7   SOLE VOTING POWER SHARES
    NUMBER OF
                             - 0 -
     SHARES                  ---------------------------------------------------
                             8   SHARED VOTING POWER
  BENEFICIALLY
                                 19,010,364
 OWNED BY EACH               ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
   REPORTING
                             - 0 -
  PERSON WITH                ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 19,010,364
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   19,010,364
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

   Not Applicable
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   19.90%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 928615 10 3
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CHEUNG KING (HOLDINGS) LIMITED - Not Applicable
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)[ ]
                                                                         (b)[ ]
   Not Applicable
--------------------------------------------------------------------------------
3  SEC US ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                              [ ]

   Not Applicable
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Hong Kong
--------------------------------------------------------------------------------
   NUMBER OF            7   SOLE VOTING POWER SHARES

                            - 0 -
    SHARES              -------------------------------------------------------
                        8   SHARED VOTING POWER

 BENEFICIALLY               Disclaimed (See 11 below.)
                        -------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
 OWNED BY EACH
                            - 0 -
                        -------------------------------------------------------
   REPORTING            10  SHARED DISPOSITIVE POWER

                            Disclaimed (See 11 below.)
  PERSON WITH

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   Cheung King expressly disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications PCS (USA) Limited and Hutchison Telecommunications Holdings (USA) Limited.
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

   Not Applicable
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   23.97%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   HC, CO
--------------------------------------------------------------------------------

          Preliminary Statement
          ---------------------

          This statement constitutes Amendment No. 2 to the Schedule 13D originally filed by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison Telecommunications PCS (USA) Limited, a British Virgin Islands corporation ("HTP"), an indirect wholly-owned subsidiary of HWL, Hutchison Telecommunications Holdings (USA) Limited, a British Virgin Islands corporation ("HTH"), an indirect wholly-owned subsidiary of HWL, and by Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL with the Securities and Exchange Commission on May 13, 1999, and as amended by Amendment No. 1 on June 29, 1999, relating to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Washington corporation (the "Issuer"). Terms defined in the
Schedule 13D previously filed, as amended, have the same meaning in this Amendment.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The information set forth in Item 6 of the previously filed Schedule 13D, as amended, is hereby further amended and supplemented as follows:

          On September 17, 1999, the Issuer, VoiceStream Wireless Holding Corporation, a Delaware corporation ("Holding"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), and VoiceStream Subsidiary III Corporation, a Delaware corporation and wholly owned subsidiary of Holding ("Sub"), entered into an Agreement and Plan of Reorganization, dated as of September 17, 1999, among (the "Aerial Reorganization Agreement") pursuant to which a merger of Sub into Aerial is contemplated (the "Merger").

          In conjunction with the Aerial Reorganization Agreement, HTH, HTP and certain other stockholders of the Issuer, the Issuer, Aerial and TDS entered into a Parent Stockholder Agreement, dated as of September 17, 1999 (the "Parent Stockholder Agreement"), which provides that the parties thereto shall vote their shares of the Common Stock for the election to the board of directors of the Issuer (i) so long as TDS beneficially owns at least 4,500,000 shares of Common Stock, one member, who shall be an individual designated by TDS but who is not an officer, director, management level employee or affiliate of TDS, or of any person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations) (a "Qualified Designee"); provided, however, that the Issuer shall have the right to approve such designee, which approval shall not be unreasonably withheld; and provided further, however, that if TDS owns more than 9,800,000 shares of the Common Stock and Sonera Ltd, a Finnish limited liability company, and its affiliates own less than 4,500,000 shares of the Common Stock, then TDS shall have the right to designate two Qualified Designees as directors of the Issuer, and (ii) the directors designated pursuant to the Voting Agreement referred to in the previously filed Schedule 13D, as amended, the Reorganization Agreement with Omnipoint referred to in such Schedule 13D, and a letter agreement, dated June 23, 1999 between HTP and the Issuer, whereby the HTP's representation on the Board of Directors of the Issuer would be increased to four persons (the "Hutchison Letter").

          In addition, the parties to the Parent Stockholder Agreement have agreed to attend a meeting of the Issuer's stockholders, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them set forth in a schedule to the Parent Stockholder Agreement (the "Scheduled Shares") in favor of (i) the adoption and approval of the Aerial Reorganization Agreement, and (ii) the Merger, and any other matters necessary to consummate the transactions contemplated in the Aerial Reorganization Agreement.

          In addition, pursuant to the Parent Stockholder Agreement, the parties thereto have agreed, upon the consummation of the Merger, to enter into a new voting agreement on terms mutually satisfactory to the parties thereto, and pursuant to which (i) the voting arrangements which existed under the Voting Agreement described in the previously filed Schedule 13D, as amended, will apply to Holding, (ii) the voting arrangements set forth above shall be effectuated, the Hutchison Letter shall be effectuated and the provisions of Section 7.4 of the Reorganization Agreement with Omnipoint shall be effectuated.

          Finally, from and after the date of the Parent Stockholder Agreement through the earlier of the effective time of the transactions contemplated by the Aerial Reorganization Agreement and the termination of the Parent Stockholder Agreement, each of HTH and HTP and each of certain other stockholders of the Issuer have agreed not to sell or otherwise dispose of, any of the Scheduled Shares beneficially owned by such stockholder unless, as a condition to such sale, each transferee agrees to be bound by the provisions of the Parent Stockholder Agreement applicable to the stockholders of the Issuer.

          The foregoing descriptions of the Parent Stockholder Agreement is subject to, and qualified in its entirety by reference to, the form of Parent Stockholder Agreement, which is filed as Exhibit 8 hereto and incorporated by reference into this Item 6.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of Schedule 13D previously filed is hereby amended by the addition of the following Exhibits:

Exhibit No.
-----------

    8 Parent Stockholder Agreement, dated as of September 17, 1999, by and among Aerial Communications, Inc., Telephone and Data Systems, Inc., the Issuer, VoiceStream Wireless Holding Corporation and the individuals and entities set forth on Schedule I thereto and certain stockholders of the Issuer.

Signature
---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  September 27, 1999


                                        FOR AND ON BEHALF OF
                                        HUTCHISON WHAMPOA LIMITED
                                        HUTCHISON TELECOMMUNICATIONS
                                         PCS (USA) LIMITED
                                        HUTCHISON TELECOMMUNICATIONS
                                         HOLDINGS (USA) LIMITED
                                        CHEUNG KONG (HOLDINGS) LIMITED

                                        By:     /s/ Frank Sixt
                                                ----------------
                                        Name:   Frank Sixt
                                        Title:  Director